

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

Mail Stop 3628

July 22, 2009

Via U.S. Mail and Facsimile

Gregory Royal
President and Chief Executive Officer
Cistera Networks, Inc.
6509 Windcrest Drive, Suite 160
Plano, Texas 75024

> **Re:** **Cistera Networks, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on June 25, 2009**
> **File No. 0-17304**
>
> **Schedule 13E-3**
> **Filed on June 25, 2009**
> **File No.: 5-40230**

Dear Mr. Royal:

We have limited our review of the filings identified above to those issues we have addressed in the comments that follow. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the filings referenced above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C
General

1. We note that the information contained in Item 3 of your Schedule 13E-3 is not provided in your preliminary information statement. Please revise to include this disclosure in the information you ultimately disseminate to security holders. See Rule 13e-3(e) of the Securities Exchange Act of 1934.

2. We note that you filed the Form 10-K for the year ended March 31, 2009 on July 14, 2009. Please update the information in your document accordingly, including the sections entitled "Financial Statements" and "Incorporation of Certain Documents By Reference."

3. Please confirm that you will post your materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56315 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Structure of the Reverse/Forward Stock Split, page 7

4. We note your disclosure how the board may abandon the reverse stock split if it determines that abandoning the split would be in the best interests of the Company. Disclose how the board will make a determination, in its discretion, to abandon the reverse split before the proposed Effective Date if it determines that abandoning it is in the best interests of the Company. Disclose how the board will make such determination, including the factors upon which the decision would be based, and how it will provide notice to security holders.

Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders, page 13

5. Please expand the paragraph discussing the potential disadvantages to your stockholders who will remain as stockholders to address that the Company will no longer be subject to the liability provisions of the Exchange Act and that officers of the Company will no longer be required to certify the accuracy of its financial statements.

Fairness of the Reverse/Forward Stock Split to Stockholders, page 18

6. Given that some of the factors you note under this heading and elsewhere in your information statement as contributing to the decision to take the Company private appear to have existed for several years, please revise to indicate why you seek to undertake the going private transaction *at this time* as opposed to

other times in your operating history. Refer to Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

7. We note your disclosure that the Company did not consider the net book value or the going concern value in determining the fairness of the Reverse/Forward Stock Split to unaffiliated stockholders. Briefly explain to stockholders the basis upon which the filing parties determined not to consider the information. See Q&A 20 in Exchange Act Release 17719 (April 13, 1981).

8. We note your disclosure on page 19 where you discuss the "Publicly Traded Stock Value analysis" and specifically the language indicating that the Board "concluded that the most accurate valuation analysis applicable to the Company is the price of its publicly traded stock." Please explain the basis for the Board's conclusion.

9. We note your disclosure on page 19 where you discuss the current and historical market rates for your Common Stock and specifically to the language indicating that the proposed transaction price of $.14 per pre-split compares favorably to the bid prices of your Common Stock over the past six months. Please explain why the board used the last six months as a baseline in making its determination.

10. Please also provide in greater detail how the $.14 per pre-split price was determined.

Financial Statements, page 25

11. It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the ratio of earnings to fixed charges and book value per share information required by Item 1010(c)(4) and Item 1010(c)(5) of Regulation M-A, respectively, and if material, pro forma data for the summarized financial information specified in Item 1010(c) disclosing the effect of the transaction. See Item 1010(c)(6). To the extent you believe pro forma information is not material, please explain why.

12. We note your disclosure incorporating by reference your Form 10-KSB for the fiscal year ended March 31, 2008, as amended, and the Form 10Q-SB for the fiscal year ended December 31, 2008. Based on this disclosure, it appears you are incorporating by reference certain financial information in response to the requirements of Item 13(a) of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, it appears you

are not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, please advise, or revise your disclosure to indicate that you are delivering to shareholders with the information statement the previously-filed reports from which you are incorporating this information by reference. Alternatively, you may revise your document to include the information required by Item 13(a).

Closing

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions

VIA FACSIMILE (972-724-1922)
cc: Robert J. Johnston, Esq.
    Colbert Johnston LLP